December 5, 2008
VIA EDGAR AND FAX
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Sandy Eisen

Re:	Goodrich Petroleum Corporation Form 10-K for Fiscal year Ended December 31 2007 Filed March 13, 2008 Form 10-Q for Fiscal Quarter Ended June 30, 2008 Filed August 8, 2008 File No. 1-12719
Ladies and Gentlemen;
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter ended June 30, 2008. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the company’s response.
Comment 1:
Form 10-K for the Fiscal year Ended December 31, 2007
Risk Factors, page 12
Our use of oil and gas price hedging contracts may limit future revenues from price increases and results in significant fluctuations in our net income, page 15.
Please disclose in future filings the percentage of your oil and gas production that is hedged.
Response:
Regarding the disclosure in future filings of the percentage of our oil and gas production that is hedged, since we do not include projections of future production in our periodic reports, we seek the Commission’s clarification as to whether the comment is intended to relate to disclosure of the percentage of prior period production hedged.
For example, at the end of the 3rd quarter of 2008, we could make the statement that the amounts hedged during the third quarter amounted to approximately 63% of the Company’s total production volumes for the quarter and 62% for the nine months ending September 30, 2008.

Comment 2:
Management’s Discussion and Analysis, page 23
Please explain why management considers operating cash flow to be a more important indicator of your financial success than other traditional performance measures such as net income. In this regard, we note that you have had a net loss for each of the two previous fiscal years.
Response:
Management considers operating cash flow to be a better measure of financial success compared to more traditional performance measures such as net income, because operating cash flow considers only the cash expenses incurred during the period and excludes the impact of unrealized hedging gains and losses. These unrealized hedging gains and losses can be quite sizeable for exploration and production (E&P) companies, and, in our experience, also tend to be widely disregarded by E&P analysts and investors. Additionally, the variance in accounting methods used by E&P companies between the successful efforts method (which we employ) and the full cost method (employed by many of E&P companies) causes numerous adjustments to be made in order to normalize the comparative income statements. We feel that the operating cash flow metric does a better job of allowing these two different accounting methods to be compared, thereby allowing investors to better differentiate between our financial success and that of other E&P companies who use the full cost method of accounting.
Comment 3:
Share Lending Agreement, page 33
We note that in connection with the December 2006 sale of 3.25% convertible senior notes, you lent Bear, Stearns & Co. (“BSC”) a total of 3,122,263 shares. You note that you will not receive any proceeds related to the offer and sale of the shares by BSC. Please discuss the business reason for lending the shares to BSC and the economic impact, if any, on your financial results.
Response:
We entered into a share lending agreement, dated November 30, 2006, with BSC, as agent for its affiliate, Bear, Stearns International Limited, (“BSIL”), as principal, (the “SLA”) to make the purchase of convertible notes more attractive to prospective investors. The SLA allowed the initial purchasers of the concurrently offered convertible notes to hedge their positions by borrowing shares from BSC to establish their hedge position. Given the structure of the convertible notes, a significant percentage of the prospective investors in our convertible notes desired to sell short a portion of the shares that might ultimately be due to them under the terms of our convertible notes. In this manner, and utilizing a dynamic hedging model, our convertible note investors could then manage their position and hedge the ultimate return on their investment in the convertible notes. Under the SLA, BSIL was permitted to use the shares initially borrowed from us only for the purpose of directly or indirectly facilitating the sale of the convertible notes and the hedging of the convertible notes by investors. We were advised by BSIL that it, or its affiliates, intended to use the shares initially borrowed from us to facilitate the establishment by the convertible note investors of hedged positions in the convertible notes through purchases of common stock from such investors in short sale transactions or the entry into privately negotiated derivative transactions that provide similar economics with those investors. All of the foregoing was disclosed in a prospectus supplement dated November 30, 2006 related to the offering of convertible notes and the “borrowed” shares.
At the time of the offering of our convertible notes, the public market float of our common stock was limited. Very few shares of our common stock were available to be borrowed to establish short positions by potential investors because a significant portion of the shares were controlled by insiders (approximately 51%) and because we had previously issued a convertible preferred security in December of 2005. The scarcity of shares available to be borrowed would have, at a minimum, resulted in a much higher cost to investors to borrow those shares than in an offering where the issuer had greater liquidity of their shares. In order to incentivize investors to purchase the convertible notes without the SLA feature, we would have had to issue the convertible notes at a higher coupon rate to compensate the investors for the higher cost of borrowing shares of our common stock. Additionally, we were advised that many prospective investors would have chosen not to participate in the offering if they were unable to borrow shares at inception.
The economic impact on our financial results due to the SLA was, in effect, a lower interest expense than we would have otherwise achieved. The shares are also not considered outstanding for purposes of calculating earnings per share for accounting purposes, as described more fully in the response to Comment 7 below. We did not, however, believe the complete details on the use and purpose of the shares issued under the SLA would be material or relevant to investors under our periodic reports, and concentrated such disclosures on the nature of the transaction and the ongoing obligation to return the shares.
Comment 4:
Capped Call Option Transactions, page 36
Please discuss the business reasons for entering into the capped call option agreements and the economic impact, if any, on your financial results.
Response:
The business reason for entering into the capped call option agreements (the “Capped Call”) was to minimize the potential dilutive impact to our stockholders if the price of our common stock subsequently rose above the level at which our December 2007 equity offering was consummated. As with many convertible debt and equity instruments, the combination of the Capped Call and the equity issue allowed the Company to benefit if the price of our common stock subsequently increased. Although we needed to issue additional shares of our common stock at that point in time to meet capital needs, our board of directors and management believed the trading price of our common stock in early December of 2007 was undervalued due to a number of factors. As such, the Capped Call allowed us and our stockholders to participate in any potential upside in the price of our common stock between the time of the equity issuance and the option settlement dates specified in the Capped Call. See the response to Comment 9 for a further discussion of the accounting for the Capped Call.
Comment 5:
Financial Statements
Consolidated Balance Sheet, page F-5

Please explain to us the nature of your asset “accrued oil and gas revenue” and why this balance has increased from December 31, 2007 to June 30, 2008. Please explain to us how you have determined this asset is realizable as of each of these dates. Also tell us why you have not included a significant accounting policy in Note 1 relating to this balance.
Response:
The nature of the asset “accrued oil and gas revenue” is that, due to the timing of invoicing and receipt of payments from our gas purchasers, we end every month (and quarter) with a significant amount of product (oil and gas) which has been delivered to our purchasers and for which an invoice has not been produced. We believe it is standard industry practice to invoice our gas purchasers for the previous month’s deliveries on or about the 10th of the next succeeding month, with payment expected on or about the 25th of that same month. Since an invoice has yet to be sent to the purchasers, the accounting practice employed by most E&P companies is to make an estimate of the actual gas we delivered to our purchasers in the preceding month, estimate the price using the known contract terms, and then make any necessary adjustments for prior period discrepancies, etc. to arrive at an accrued oil and gas revenue amount that we expect to be invoicing the next month. The balance of this asset account has increased significantly between December 31, 2007 and June 30, 2008 due to a combination of increased production and higher oil and gas prices. We are confident this asset is realizable because of our historical track record of properly estimating these accrued volumes and sales proceeds, as well as our experience in ultimately invoicing and collecting these amounts from our purchasers.
We have disclosed our revenue recognition policy in significant accounting policies in Note 1 to our 2007 10-K. Since there was no change in this policy during the reporting period, we did not include it in the Form 10-Q footnote.
In future 10-K filings, we plan to include the following in the Revenue Recognition policy footnote beginning with 2008 10-K.
“We recognize oil and gas revenues when persuasive evidence of a sales arrangement exists, delivery has occurred, sales price is fixed or determinable and collectability is reasonably assured. “
Comment 6:
Note 7 — Stockholders’ Equity, page F-24
We note that you have lent an affiliate of Bearn, Stearns & Co (“BSC”) shares of your common stock. Please explain whether you receive any consideration for loaning your shares to BSC; if not, clarify the reason that you loaned your shares to BSC. Please explain whether there are any terms that could require you to receive more or less shares than you have loaned or whether there are may situations in which you could receive cash in settlement for the shares loaned In addition, explain all circumstances that would require BSC to return the shares to you. Please provide a comprehensive summary of the terms of the share lending agreement.

Response:
We received consideration of $0.20 per share, the par value for our common stock, for each share of common stock that we loaned to BSC’s affiliate. As described in greater detail in our response to Comment 3 above, we entered into the SLA to make the purchase of the concurrently offered convertible notes more attractive to prospective investors. Under the SLA, BSC is obligated under all circumstances to return the full amount (originally 3.1 million shares, currently 1.6 million shares) of shares owing by BSC to us. Additionally, there are no circumstances under which we could receive cash in lieu of the shares to be returned to us, except for one circumstance arising in the aftermath of an event of default. In that case, the Company has the option to terminate the lending arrangement, and could agree to accept a cash payment in lieu of delivery of any remaining shares still outstanding at that point. We view this possible sequence of events as being extremely remote. As disclosed in our quarterly report on Form 10-Q for the Fiscal Quarter ended June 30, 2008, in May 2008, JP Morgan Chase & Co. completed its acquisition of and assumed all counterparty liabilities of BSC, including the obligations of BSC under the SLA.
For a thorough summary of the Share Lending Agreement, we would direct your attention to page S-26 of the Prospectus Supplement filed with the SEC on November 30, 2006.
Comment 7:
Please explain to us how you determined it appropriate to exclude the shares loaned to an affiliate of BCS from your basic and diluted earnings per share calculations. Please clarify how you have determined that it is appropriate to treat the shares loaned as if they were returned and retired (as if they were treasury stock) complies with SFAS 128.
Response:
Because the contractual undertakings of BSC in the SLA have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, we believe that under U.S. generally accepted accounting principles currently in effect and the guidance previously given by SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” regarding similar agreements, the borrowed shares should not be considered outstanding for the purpose of computing and reporting our earnings per share.
In many respects, our share lending agreement is a combination of two separate transactions: (i) the issuance of a fixed number of shares and (ii) the purchase of a prepaid forward purchase contract for the same fixed number of shares. In evaluating the underlying economics of our share lending agreement to determine the appropriate accounting, we concluded reference to paragraph 25 of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” was appropriate for the prepaid forward purchase component of the share lending agreement. Paragraph 25 of SFAS 150 states that entities that have entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share.
Although our prepaid forward contract to repurchase a fixed number of shares of our common stock does not constitute an obligation on our part, we believe reference to paragraph 25 by analogy is appropriate. Principally, we believe that if the shares underlying a postpaid forward purchase contract (those referred to in paragraph 25 of SFAS 150) can be viewed as a treasury stock purchase that has been financed with debt, then our prepayment of the obligation underlying our forward contract should not alter the accounting as it relates to the removal of the shares from EPS. Furthermore, we believe the likelihood of performance (delivery of the shares to us by the borrower) has been enhanced by our prepayment of the contract and that the return of the stock is more certain to occur.
Additional guidance supporting our exclusion of the shares from basic and diluted EPS can be found in paragraph 10 of SFAS 128, “Earnings Per Share,” which addresses contingently issuable shares. Paragraph 10 states that contingently issuable shares should be considered outstanding common shares and included in the computation of basic EPS when all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). SFAS 128 further indicates that contingently returnable shares should be treated in the same manner as contingently issuable shares. In substance, the shares underlying our share lending agreement represent contingently returnable shares where the contingency has been met. The borrowers must return the shares to us without any further obligations on our part.
Additionally, under the terms of the share lending agreement, the borrower is contractually obligated to return to the Company any cash dividends or any other distributions that might be paid on the shares subject to the share lending agreement. Based on these contractual obligations, the economic dilution that would otherwise result from the issuance of these shares is substantially eliminated.
Accordingly, for the reasons set out above, we believe the shares subject to our share lending agreement should be excluded from the denominator in the calculation of basic and diluted EPS. We believe our accounting for the share lending agreement is consistent with the business purpose and underlying economics of the transaction.
Comment 8:
You state on page 12 of your Form 10-Q for the six months ended June 30, 2008 that on March 20, 2008, BSC had fully collateralized the remaining 1,624,300 borrowed shares with a cash collateral deposit of approximately $41.3 million, and that the market value of the cash collateral deposit at June 30, 2008, was approximately $122.9 million. Please explain to us why the cash deposit for $41.3 million at March 20 would have increased to $122.9 million by June 30.
Response:
The SLA provides that if the borrower experiences a credit downgrade below A- from S&P or A3 from Moody’s, they must post collateral with a market value as of the close of business on the business day immediately preceding such transfer. Such an event occurred on March 17, 2008. The closing price of our common stock on the New York Stock Exchange (“NYSE”) on March 18, 2008 was $25.45, multiplied by 1,624,300 shares, which equals approximately $41.3 million in required collateral, which was held on our behalf beginning March 20, 2008. The closing price of our common stock on the NYSE on June 29, 2008 was $75.68, multiplied by 1,624,300 shares is approximately $122.9 million in required collateral.
In May 2008, JP Morgan Chase & Co. completed its acquisition of and assumed all counterparty liabilities of BSC, including the SLA. Because JP Morgan Chase & Co.’s credit rating exceeds that required by the SLA, collaterization of the remaining 1,624,300 borrowed shares is no longer required.

Comment 9:
Please clarify how you have accounted for the capped call options and clarify whether there are any provisions that would cause net cash settlement. Clarify how the market value of the common stock is measured under the terms of the capped call options agreements.
Response:
The capped call option was determined to be indexed to the Company’s own stock pursuant to EITF 01-6 and thus met the requirement for equity classification pursuant to EITF 00-19. Pursuant to EITF 00-19 the capped call option has been classified as an equity contract. EITF 00-19 states that contracts that require that a company deliver shares as part of a physical settlement or a net-share settlement should be measured at fair value and reported in permanent equity. Accordingly, the initial fair value of the capped call option which represented the premium paid of $21.5 million was recorded as a deduction to stockholder’s equity at the time of the transaction (December 2007).
There are no provisions in the Capped Call agreements which would result in any cash being a part of the settlement between the Company and the counterparties — if the stock price closes above $23.50 during the settlement period, then a number of shares only will be returned to us equal to a formula determined by the quotient resulting from (a) the shares being settled times the difference between the daily closing price and $23.50, divided by (b) the closing share price for our common stock. Note that once the stock price reaches $32.90 or more, the difference in (a) becomes simply $32.90 minus $23.50, or $9.40. Although the total Capped Call transaction covers 5.8 million shares, in order to facilitate an orderly settlement process, the shares are divided into three equal tranches occurring six months apart, each tranche of which is further split into 25 consecutive trading days for settlement purposes. Thus, on each trading day 77,333 shares will be “settled” as follows — assuming a stock price of $24, the Company would receive back from the counterparty, pursuant to the formula described above, approximately 1,611 shares for that one day, calculated as follows:
77,333 X ($24.00 — $23.50) / $24.00 = 1,611
The three trading periods, each of which constitutes 25 trading days, are as follows:
5/18/09 thru 6/22/09
11/16/09 thru 12/22/09
5/18/10 thru 6/22/10
Comment 10:
Note 14 — Oil and Gas Producing Activities, page F-32
Disclosures on pages 3 and 6 of your filing states that you provide here a reconciliation between the non-GAAP measure PV-10 and the closest GAAP measure, standardized measure of discounted future net cash flows; however, it does not appear that you have provided this reconciliation. Please revise your disclosure to include the reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K or clarify where you have already provided the reconciliation.

Response:
We acknowledge that there was an inadvertent lack of inclusion of the reconciliation of PV-10 and Standardized Measure, although we did include the standardized measure of discounted future net cash flows as of December 31, 2007 in footnote 1 to the table on page 6. The reconciliation would consist solely of a one-line adjustment for the effect of future income tax expense, which we will include in all future periodic filings. The wording on page 3 of our filing does clearly disclose to the reader the different components of the reconciliation, by giving both the pre-tax PV-10 value and the standardized measure value.
Comment 11:
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Liquidity and Capital Resources, page 25
We note you have recognized significant losses from unrealized losses on your open forward positions on your outstanding commodity derivative contracts from your disclosure of page 15. We further note that you have recorded a $72 million liability for these unrealized losses as of June 30, 2008. Please tell us the consideration you gave to discussing the impact of this liability on your liquidity position as of June 30, 2008. We refer you to Section IV of SEC Release 33-8350, “Commission guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
Regarding our liquidity position as of June 30, 2008 and the discussion thereof in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the 10-Q, the consideration we gave to the potential impact of the $72 million of derivative liabilities was largely based on the market conditions at that time. As the asset or liability determination at any point in time is solely a function of the commodities futures markets on the statement date, we view the respective asset or liability amount as being inconsequential to our general liquidity position for the following reasons:
a.	If we have a large liability (as we did at June 30, 2008), it is indicative of a situation where commodity prices have risen to a level well above the hedge prices embedded in our hedge contracts. Assuming our physical gas purchasers pay us for the physical gas at the (de facto) higher gas prices, we will have plenty of cash to settle the derivative obligations; and

b.	If we have an asset on our books at the statement closing dates, it indicates that commodity prices have fallen below the level of the prices embedded in our hedge contracts, and as long as our hedge counterparties are creditworthy, we will be receiving a payment from them which will help us offset the otherwise (de facto) lower commodity prices we will have received on the sale of our physical gas.
Comment 12:
Definitive Proxy Statement filed April 16, 2008
Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:
We acknowledge the Staff’s comment and will undertake to comply with the following comments (13 and 14) in all future filings.
Comment 13:
Base Salaries, page 22
Please disclose where you target base salaries against competitors and whether actual payments fell within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) or Regulation S-K.
Response:
We target our base salaries to be near the median when compared to the salaries of similar positions at the companies in our peer group. The base salaries for our named executive officers in our most recent proxy, for which there were clearly comparable positions at our peers, were generally in this range or slightly below.
Comment 14:
Annual Incentive Awards, Page 23
We note that the possible grades for your performance metrics are broken down into four categories: Exceptional, Very Good, Good and Poor, with specific performance targets identified for each grade. We note that a rate of Exceptional for all the components of performance cold result in a maximum possible annual cash incentive equal to 70% of base salary. Explain in further detail how each component of performance is factored into the calculation of the cash incentive award. For example, disclose whether each performance component, depending on the level of achievement, represents a percentage of base salary that may be awarded. Also explain how you arrived to the percentage of base salary that was awarded in incentive compensation for the year 2007.
Response:
The different components utilized in the cash incentive computations, and their respective percentage contributions are as follows:
a. Production Growth — Maximum of 12.5%
b. Reserve Replacement — Maximum of 10.0%
c. Finding & Development Costs — Maximum of 15.0%
d. Lease Operating Expense per Mcfe — Maximum of 12.5%
e. Growth in EBITDAX — Maximum of 10.0%
f. Individual Performance — Maximum of 10.0%
After these objective components are calculated and tabulated, the Compensation Committee of our board of directors has the ability to award a discretionary amount ranging from zero to 30% as well. Thus, if the components a)-f) above total to the maximum of 70%, and the discretionary piece determined by the Compensation Committee equals 30%, an individual would then be able to receive 100% of his target bonus amount, which is 100% of base salary for each of our named executive officers. This is the manner in which 2007 incentive compensation awards were determined in 2007, with in most cases, items a) — f) calculating to 50%, and the Compensation Committee awarding the maximum 30%, for an overall bonus amount of 80% of base salary for the named executive officers, subject to minor adjustments at the Compensation Committee’s direction.
Comment 15:
Engineering Comment
Notes to Consolidated Financial Statements, p. F-10
Note 14 — Oil and Gas Producing Activities (Unaudited), p. F-32
Oil and Natural Gas Reserves, page F-33
We note you proved reserve additions in fiscal year 2007. Please furnish to us the petroleum engineering reports, in hard copy and digital/electronic format, you used as the basis for your year-end 2007 proved reserve disclosures. The report should include:
One-line recaps for each property stored by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
Engineering exhibits (e.g. income forecast schedules maps, rate/time plots, volumetric calculations) for each of the three largest (net equivalent reserve basis) proved reserve extensions/discoveries for 2007. Include an explanation of the methodology, data source(s) and decline parameters used in generating type curves you may have used.
Response:
We have previously provided the requested information supplementally to Mr. Ron Winfrey of the Staff, by cover letter dated November 24, 2008.
Closing Comments:
In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ David R. Looney
David R. Looney
Executive Vice President and Chief Financial Officer